UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 17)

Syngenta AG

(Name of Subject Company (Issuer))

CNAC Saturn (NL) B.V.

an indirect wholly-owned subsidiary of

China National Chemical Corporation

(Names of Filing Persons (Offerors))

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
U.S. $11,977,188,210	U.S. $1,206,103

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 20,124,398, the number of common shares of Syngenta AG (“Common Shares”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of March 1, 2016, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $465 per Common Share and (ii) the product of (x) 28,164,980, the number of American Depositary Shares (“ADSs”) representing Common Shares outstanding as of the close of business on March 15, 2016, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $93 per ADS. The number of ADSs outstanding is based on information provided by The Bank of New York Mellon, the depositary for the ADSs and the number of Common Shares estimated to be held by U.S. Holders is based on information provided by Syngenta AG.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S. $1,206,103	Filing Party: China National Chemical Corporation and CNAC Saturn (NL) B.V.
Form or Registration No.: Schedule TO	Date Filed: March 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 17 to Schedule TO (this “Amendment”) is filed by China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), and CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (“Purchaser”) and an indirect wholly-owned subsidiary of ChemChina, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by ChemChina and Purchaser and relates to the offer by Purchaser to purchase:

(i)	up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and

(ii)	up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively the “ADSs” and each an “ADS”), each ADS representing one-fifth (1/5) of a Common Share, from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Material Terms—Consideration and Payment” of the U.S. Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016 (together with any amendments and supplements thereto, the “U.S. Offer to Purchase”), and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer to Purchase. This Amendment is being filed on behalf of ChemChina and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and restated or supplemented, as applicable, as follows:

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 are hereby amended and restated as follows:

1.	The section “Summary Term Sheet—Questions and Answers—Does Purchaser have the financial resources to make payment?” is hereby amended and restated in its entirety as follows:

Assuming that all outstanding Common Shares and ADSs of Syngenta are tendered into the Offers, the aggregate purchase price payable by Purchaser upon the consummation of the Offers would be approximately U.S. $44 billion, including related transaction fees, costs and expenses. ChemChina and Purchaser intend to finance the Offers with funds from various sources as set forth in “The U.S. Offer—Source and Amount of Funds”. The Offers are not subject to a financing condition.

2.	The sixth paragraph under the heading “TO ALL HOLDERS OF COMMON SHARES WHO ARE U.S. HOLDERS AND ALL HOLDERS OF AMERICAN DEPOSITARY SHARES REPRESENTING COMMON SHARES OF SYNGENTA AG: INTRODUCTION” is hereby amended and restated in its entirety as follows:

ChemChina and Purchaser intend to finance the Offers with funds from various sources as set forth in “The U.S. Offer—Source and Amount of Funds”. The Offers are not subject to a financing condition.

3.	The last paragraph in Section 1 “Terms of the U.S. Offer” is hereby amended and restated in its entirety as follows:

The funds necessary for payment in respect of all outstanding Common Shares and ADSs that may be tendered into the Offers would be approximately U.S. $44 billion, including related transaction fees, costs and expenses. ChemChina and Purchaser intend to finance the Offers with funds from various sources as set forth in “The U.S. Offer—Source and Amount of Funds”. The Offers are not subject to a financing condition.

4.	Section 11 “Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

Assuming that all outstanding Common Shares and ADSs of Syngenta are tendered into the Offers, the aggregate purchase price payable by Purchaser upon the consummation of the Offers would be approximately U.S. $44 billion, including related transaction fees, costs and expenses. ChemChina and Purchaser intend to finance the Offers with funds from the various sources described below. The Offers are not subject to a financing condition.

ChemChina Equity Contribution

ChemChina, through CNAC and CNAC International Company Limited (“CNAC International”), a wholly-owned subsidiary of CNAC, made equity contributions to HK HoldCo 4 with internally sourced funds in the aggregate amount of U.S. $5,000,000,000, which were subsequently contributed to Purchaser by HK HoldCo 4 through intermediate holding companies.

China Reform Perpetual Bonds

ChemChina Century Company Limited (“ChemChina Century”), a wholly-owned subsidiary of ChemChina, issued perpetual bonds to a certain special purpose vehicle incorporated in the Cayman Islands, which sourced its funds from China Reform Holdings Corporation Limited, a state-owned asset management company incorporated under the laws of China, for an aggregate subscription price of U.S. $7,000,000,000. The proceeds of such issuance have been further contributed by ChemChina Century to HK HoldCo 4 and its subsidiary HK HoldCo 3, and, in turn, to Purchaser through intermediate holding companies.

These perpetual bonds are redeemable only at the option of ChemChina Century after ten years.

Bank of China Perpetual Bonds

HK HoldCo 3 issued perpetual bonds to a certain special purpose vehicle incorporated in the Cayman Islands, which sourced its funds from Bank of China Limited, a state-owned commercial bank incorporated under the laws of China and listed on the Hong Kong Stock Exchange, for an aggregate subscription price of U.S. $10,000,000,000. The proceeds of such issuance have been further contributed by HK HoldCo 3 to Purchaser through intermediate holding companies.

These perpetual bonds are redeemable only at the option of HK HoldCo 3 after ten years.

Industrial Bank Perpetual Bonds

HK HoldCo 3 issued perpetual bonds to a certain special purpose vehicle incorporated in the Cayman Islands, which sourced its funds from Industrial Bank Co., Ltd., a commercial bank incorporated under the laws of China and listed on the Shanghai Stock Exchange, for an aggregate subscription price of U.S. $1,000,000,000. The proceeds of such issuance have been further contributed by HK HoldCo 3 to Purchaser through intermediate holding companies.

These perpetual bonds are redeemable only at the option of HK HoldCo 3 after ten years.

Morgan Stanley Notes

CNAC (HK) Synbridge Company Limited, a wholly-owned subsidiary of CNAC International, issued notes in an aggregate principal amount of U.S. $2,000,000,000 to Morgan Stanley & Co. International plc, a company incorporated under the laws of the United Kingdom and a subsidiary of Morgan Stanley (“Morgan Stanley”), for an aggregate purchase price of U.S. $2,000,000,000. CNAC (HK) Synbridge Company Limited used the net proceeds from the issuance of notes to subscribe for convertible preference shares issued by HK HoldCo 3. HK HoldCo 3, in turn, contributed the proceeds from the issuance of such convertible preference shares to Purchaser through intermediate holding companies.

The notes issued to Morgan Stanley incur interest at an annual rate of 5%, will mature on May 5, 2020 and are governed by the terms of that certain trust deed constituting U.S. $2,000,000,000 5 per cent. deferrable guaranteed notes due 2020, dated May 5, 2017, by and among CNAC (HK) Synbridge Company Limited, as issuer, ChemChina, as guarantor, and The Hongkong and Shanghai Banking Corporation Limited, as trustee (the “Trust Deed”). Interest payments under such notes may be deferred if HK HoldCo 3 chooses to defer the dividends payable to CNAC (HK) Synbridge Company Limited. Holders of such notes have the option to exchange such notes into convertible preference shares of HK HoldCo 3 under certain circumstances, and such convertible preference shares are convertible into ordinary shares of HK HoldCo 3. Notwithstanding the possible future exchanges and conversions, Purchaser will remain under the control of ChemChina following such exchanges and conversions.

The foregoing summary of the Trust Deed is qualified in its entirety by reference to the complete text of the Trust Deed, a copy of which is filed as Exhibit (b)(4) to the Schedule TO and incorporated herein by reference. The Trust Deed should be read in its entirety for a more complete description of the matters summarized above.

Fen Xin Jian Da Subscription Agreement

HK HoldCo 4 and HK HoldCo 3 have previously entered into a subscription agreement, dated as of June 13, 2016 (the “Fen Xin Jian Da Subscription Agreement”), with Fen Xin Jian Da LP, relating to the issuance by HK HoldCo 3 of certain convertible preference shares to Fen Xin Jian Da LP for an aggregate subscription price of U.S. $5,000,000,000. As Purchaser has received sufficient equity contributions from the sources described above, HK HoldCo 4 and HK HoldCo 3 will not require Fen Xin Jian Da LP to, and Fen Xin Jian Da LP has confirmed to HK HoldCo 4 and HK HoldCo 3 that it will not, proceed to consummate the issuance of convertible preference shares contemplated thereunder.

Citic Facility Agreement

On March 8, 2016, HK HoldCo 2, as borrower, entered into a senior-secured facility agreement (the “Citic Facility Agreement”) with China Citic Bank Corporation Limited as lender (“Citic”). The Citic Facility Agreement provided for the creation of a term loan facility in an aggregate amount of U.S. $30,000,000,000 (the “Citic Term Facility”) to be made available to HK HoldCo 2 for the purposes of financing the acquisition of the Common Shares and ADSs of Syngenta pursuant to the Offers. HK HoldCo 2 cancelled U.S. $12,500,000,000 of commitments under the Citic Term Facility, in connection with its entry into the Holdco Facilities Agreement. See “Source and Amount of Funds—Holdco Facilities Agreement.” HK HoldCo 2 has further cancelled all remaining commitments under the Citic Term Facility and terminated the Citic Facility Agreement on May 13, 2017 following the funding of equity contributions made with the proceeds of the issuance of the perpetual bonds and notes referred to in the foregoing paragraphs as well as ChemChina’s own funds. The complete text of the Citic Facility Agreement is filed as Exhibit (b)(2) to the Schedule TO and incorporated herein by reference.

Holdco Facilities Agreement

On August 25, 2016, HK HoldCo 2, as borrower, entered into a facilities agreement with, among others, China Citic Bank International Limited, as agent, and China Citic Bank International Limited, as security agent (the “Holdco Facilities Security Agent”), China Citic Bank Corporation Limited and China Citic Bank International Limited, as global co-ordinator, China Citic Bank Corporation Limited, Beijing Branch, China Citic Bank International Limited, Industrial Bank Co., Ltd. Beijing Branch, Shanghai Pudong Development Bank Co., Ltd., Hong Kong Branch, Shanghai Pudong Development Bank Co., Ltd., Shanghai Pilot Free Trade Zone Branch, BNP Paribas, acting through its Hong Kong Branch, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, Natixis, Hong Kong Branch, Unicredit Bank AG and Unicredit S.P.A., as mandated lead arrangers and bookrunners, and Coöperatieve Rabobank U.A., Hong Kong Branch, as mandated lead arranger (as amended, supplemented, restated or otherwise modified from time to time, the “Holdco Facilities Agreement”). The Holdco Facilities Agreement provides for a term loan facility in an aggregate amount of U.S. $12,500,000,000 (the “Holdco Term Facility”) to be made available to HK HoldCo 2 for the purposes of financing the acquisition of the Common Shares and ADSs pursuant to the Offers. The Holdco Facilities Agreement also provides for a revolving facility in an aggregate amount of U.S. $200,000,000 (the “Holdco Revolving Facility”) to be made available (upon satisfaction of the Ratings Condition (as defined below under the heading “Purchaser Facilities Agreement”)) to HK HoldCo 2 to pay interest and fees accrued under the Holdco Facilities Agreement and its reasonable operating and administration costs. The Holdco Term Facility and the Holdco Revolving Facility may be drawn in multiple borrowings in U.S. dollars.

The Holdco Facilities Agreement is guaranteed by ChemChina and CNAC. In addition, HK HoldCo 1 acceded to the Holdco Facilities Agreement as an additional guarantor on May 8, 2017. As security for the obligations under the Holdco Facilities Agreement, HK HoldCo 4 granted to the Holdco Facilities Security Agent a first-priority security interest in the shares of HK HoldCo 3 that it owns from time to time, HK HoldCo 3 granted to the Holdco Facilities Security Agent a first-priority security interest in the shares of HK HoldCo 2 that it owns from time to time, HK HoldCo 2 granted to the Holdco Facilities Security Agent a first-priority security interest in the shares of HK HoldCo 1 that it owns from time to time and certain of HK HoldCo 2’s bank accounts, and HK HoldCo 1 granted a first-priority security interest over certain of its bank accounts.

Borrowings under the Holdco Term Facility and the Holdco Revolving Facility incur interest at a rate of LIBOR plus a margin. The margin is determined by reference to (a) the period of time from and including August 25, 2016 and (b) the long term credit rating of ChemChina, in accordance with the table below:

	Holdco Term Facility and Revolving Facility
Months from August 25, 2016/Rating	Less than or equal to 12 Months	More than 12 Months but less than or equal to 18 Months	More than 18 Months but less than or equal to 24 Months	More than 24 Months
BBB/Baa2 or higher	200	225	300	375
BBB-/Baa3	225	250	325	400
BB+/Ba1	375	400	500	625
BB/Ba2	425	450	550	675
BB-/Ba3 or lower	525	550	650	775

The Holdco Term Facility matures on the earliest of (a) the date falling twelve (12) months after the initial utilisation date under the Holdco Term Facility (subject to an extension option of 6 months), (b) the date falling thirty (30) months after the date of the Holdco Facilities Agreement (being August 25, 2016) and (c) the final maturity date of Purchaser Term Facility B (as defined below under the heading “Purchaser Facilities Agreement”) (as it may be extended from time to time). The Holdco Term Facility is repayable in full on its maturity date. HK HoldCo 2 is required to prepay the Holdco Term Facility in certain circumstances, including in the event of a change of control of ChemChina, an HK HoldCo, LuxCo or Purchaser or a flotation by any HK HoldCo.

HK HoldCo 2 is subject to affirmative and negative covenants that affect its ability (and the ability of ChemChina, CNAC, each other HK HoldCo and certain material subsidiaries of ChemChina), among other things, to borrow money, incur liens, dispose of assets and make acquisitions.

ChemChina is required to adhere or procure adherence (as applicable) to certain financial covenants, including:

•	maximum consolidated total net debt to consolidated total assets ratio of 85% (expressed in percentage); and

•	minimum interest cover ratio (the ratio of consolidated EBITDA to finance charges) of (i) 1.25:1 (on or before June 30, 2017), (ii) 1.375:1 (on or before June 30, 2018) and (iii) 1.5:1 (after June 30, 2018).

Events of default under the Holdco Facilities Agreement include, among other things, payment and covenant breaches, cross default, insolvency, unlawfulness and material adverse change.

First utilization of the Holdco Term Facility under the Holdco Facilities Agreement is conditional upon, among other things:

•	the execution and/or delivery of definitive financing, transaction and security documentation;

•	receipt of a certificate by Purchaser confirming that the Offers have become unconditional (other than payment of the purchase price); and

•	the deposit of specified cash collateral in an interest reserve account subject to security in favor of the Holdco Facilities Security Agent (on behalf of the finance parties).

The foregoing summary of the Holdco Facilities Agreement is qualified in its entirety by reference to the complete text of the Holdco Facilities Agreement, a copy of which is filed as Exhibit (b)(3) to the Schedule TO and incorporated herein by reference. The Holdco Facilities Agreement should be read in its entirety for a more complete description of the matters summarized above.

Purchaser Facilities Agreement

On March 7, 2016, Purchaser as borrower entered into a facilities agreement with, among others, HSBC Bank plc, as facility agent, HSBC Corporate Trustee Company (UK) Limited, as security agent (the “Purchaser Facilities Security Agent”), HSBC Bank plc, as global co-ordinator and Credit Suisse AG, Credit Suisse AG, London Branch, HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited, Coöperatieve Rabobank U.A., trading as Rabobank London, Coöperatieve Rabobank U.A., Hong Kong Branch, UniCredit Bank AG and UniCredit S.p.A., as mandated lead arrangers (as amended and restated by an amendment and restatement agreement dated May 12, 2017 and as further amended and/or restated from time to time) (the “Purchaser Facilities Agreement”). The Purchaser Facilities Agreement originally provided for two term facilities in an aggregate amount of U.S. $5,000,000,000 (“Purchaser Term Facility A”) and U.S. $10,000,000,000 (“Purchaser Term Facility B” and together with Purchaser Term Facility A, the “Purchaser Term Facilities”), respectively, to be made available to Purchaser for the purposes of financing the acquisition of the Common Shares and ADSs pursuant to the Offers. The Purchaser Facilities Agreement also provides for a revolving facility in an aggregate amount of U.S. $200,000,000 (the “Purchaser Revolving Facility”) to be made available (upon satisfaction of the Ratings Condition (as defined below)) to Purchaser to pay interest and fees accrued under the Purchaser Facilities Agreement and its reasonable operating and administration costs. The Purchaser Term Facilities and the Purchaser Revolving Facility may be drawn in multiple borrowings in U.S. dollars. Purchaser cancelled Purchaser Term Facility A in full effective June 14, 2016, following entry into the Fen Xin Jian Da Subscription Agreement. See “Source and Amount of Funds—Fen Xin Jian Da Subscription Agreement.” Purchaser also gave notice to HSBC Bank plc that it was cancelling U.S. $1,000,000,000 of commitments under Purchaser Term Facility B, effective September 6, 2016, due to ChemChina’s determination that such commitments are not necessary to finance the Offers. Further, Purchaser gave notice to HSBC Bank Plc that it was cancelling U.S. $2,187,689,754 of Purchaser Term Facility B (resulting in remaining Purchaser Term Facility B commitments of U.S. $6,812,310,246) with effect on May 16, 2017, due to the confirmed paid up equity contributions funded by proceeds of the perpetual bonds and notes as referred to in the foregoing paragraphs as well as ChemChina’s own funds.

The Purchaser Facilities Agreement is guaranteed by Purchaser and LuxCo, the sole shareholder of Purchaser. To the extent permissible under applicable law and subject to certain limitations and exceptions, Syngenta and certain of its subsidiaries will accede to the Purchaser Facilities Agreement as additional guarantors at a later date. As security for the obligations under the Purchaser Facilities Agreement, Purchaser will grant first ranking security over the shares in Syngenta and certain of Purchaser’s bank accounts, and LuxCo will grant security over the shares in Purchaser, in each case to the Purchaser Facilities Security Agent (for the benefit of the finance parties).

Borrowings under the Purchaser Term Facilities and the Purchaser Revolving Facility incur interest at a rate of LIBOR plus a margin. The margin is determined by reference to (a) the period of time from and including February 2, 2016 and (b) the long term credit rating of Purchaser, in accordance with the table below:

Months from February 2, 2016/Rating	Purchaser Term Facilities				Purchaser Revolving Facility
	Less than or equal to 12 Months	More than 12 Months but less than or equal to 18 Months	More than 18 Months but less than or equal to 24 Months	More than 24 Months
BBB/Baa2 or higher	100	125	200	275	75
BBB-/Baa3	125	150	225	300	100
BB+/Ba1	275	300	400	525	250
BB/Ba2	325	350	450	575	300
BB-/Ba3 or lower	425	450	550	675	400

Purchaser Term Facility B matures on the earlier of the date falling twelve (12) months after the date on which the first of any payments required to be made by or on behalf of Purchaser to accepting shareholders to settle acceptances of the Offers fall due, such initial date being May 18, 2017 (the “Initial Closing Date”) (subject to an extension option of 6 months which, if exercised, also extends the maturity of the Purchaser Revolving Facility) and 30 months after the date of the Purchaser Facilities Agreement (being September 7, 2018). Purchaser Term Facility B is repayable in full on its maturity date. Purchaser is required to prepay the Purchaser Term Facility B in certain circumstances, including in the event of a change of control of ChemChina, LuxCo, Purchaser or Syngenta or a flotation by any obligor, Syngenta or its subsidiaries.

Purchaser and LuxCo are subject to affirmative and negative covenants that affect their (and their subsidiaries’) ability, among other things, to borrow money, incur liens, dispose of assets and make acquisitions. If the long term credit rating of Purchaser by any two of Moody’s Investors Services Limited (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) and Fitch Ratings Ltd is equal to or higher than BBB- or Baa3 (the “Ratings Condition”), certain restrictions cease to apply.

Purchaser is required to adhere or procure adherence (as applicable) to certain financial covenants, including:

•	maximum consolidated total net debt to consolidated EBITDA ratio of 4.5:1 if the Ratings Condition is satisfied and ranging between 7.00:1 and 4.5:1 for each testing period if the Ratings Condition is not satisfied;

•	maximum consolidated total debt to consolidated EBITDA ratio (for Syngenta and its subsidiaries) of 2.00:1 if the Ratings Condition is not satisfied;

•	minimum interest cover ratio (the ratio of consolidated EBITDA to finance charges) of 2.50:1 if the Ratings Condition is not satisfied; and

•	minimum Purchaser cash interest cover ratio (the ratio of cash distributions received by Purchaser to Purchaser finance charges) of 1.375:1.

Events of default under the Purchaser Facilities Agreement include, among other things, payment and covenant breaches, cross default, insolvency, unlawfulness and material adverse change.

The conditions precedent for the first utilization of the Purchaser Term Facilities under the Purchaser Facilities Agreement have been satisfied.

The foregoing summary of the Purchaser Facilities Agreement is qualified in its entirety by reference to the complete text of the Purchaser Facilities Agreement, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference. The Purchaser Facilities Agreement should be read in its entirety for a more complete description of the matters summarized above.

A separate U.S. $5,000,000,000 facilities agreement, of which an aggregate of U.S. $4,000,000,000 of commitments was cancelled by May 16, 2017 resulting in a remaining commitment of U.S. $1,000,000,000, will be made available to, among others, Purchaser, Syngenta and certain wholly-owned subsidiaries of Syngenta to refinance certain existing indebtedness of Syngenta (including Syngenta’s revolving credit facility).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(xxix)	Media Release by Syngenta International AG dated May 18, 2017 (incorporated by reference to Syngenta’s Current Report on Form 6-K, filed on May 18, 2017).

(b)(4)	Trust Deed constituting U.S.$2,000,000,000 5 per cent. Deferrable Guaranteed Notes due 2020, unconditionally and irrevocably guaranteed by the Company, dated 5 May 2017, by and among CNAC (HK) Synbridge Company Limited, as Issuer, China National Chemical Corporation, as Company, and The Hongkong and Shanghai Banking Corporation Limited, as Trustee.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
Name: Xiaobao Lu
Title: Vice President

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
Name: Hongbo Chen
Title: Director